

Mail Stop 3628

September 25, 2017

<u>Via E-mail</u>
Sheli Fitzgerald
Chief Executive Officer and President
AFS SenSub Corp.
2215-B Renaissance Drive, Suite 10
Las Vegas, NV 89119

> **Re:** **AFS SenSub Corp.**
> **Registration Statement on Form SF-3**
> **Filed August 29, 2017**
> **File No. 333-220233**

Dear Ms. Fitzgerald:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Sponsor's Automobile Financing Program

Credit Underwriting, page 48

2.   We note your statement that GM Financial's credit scoring system involves the blending of GM Financial's historical automobile loan contract performance data with supplemental credit bureau data to create a more appropriate risk assessment of captive applicants. Please revise to explain how the risk assessment is more appropriate.

The Automobile Loan Contracts

Composition, page 56

3.   While you have provided tabular information relating to the sponsor's total North American portfolio delinquency and loan loss experience for each period, you do not include historical delinquency experience of the [statistical] pool of automobile loan contracts. Please revise or explain.

Description of the Transaction Documents

Asset Representations Review Triggers and Procedures, page 110

4.   We note that you intend to include a chart that shows the average monthly delinquency rate across all of the securitizations in the survey period compared to the delinquency trigger established for this securitization. Please revise to also include a comparison of the delinquency threshold against the delinquencies disclosed for prior securitized pools of the sponsor for that asset type in accordance with Item 1105 of Regulation AB, as required by Item 1111(a)(7)(i) of Regulation AB.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Katherine Hsu, Office Chief, at (202) 551-3850 or me at (202) 551-3811 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

Cc: Trey Brown, GM Financial
   John P. Keiserman, Katten Muchin Rosenman LLP